Contact

www.linkedin.com/in/brenden-tacon-81abb211 (LinkedIn)

Top Skills

Business Development

Brenden Tacon

BD, Operations and Innovation Lead
San Diego County, California, United States

Experience

Digital Capital Management
Operations Director
January 2018 - Present (7 years 2 months)
La Jolla, California

Presearch
BD, Operations and Innovation Lead
July 2023 - Present (1 year 8 months)
San Diego, California, United States

The Latin Dead
Founder
March 2020 - Present (5 years)
La Mesa, California, United States

The Latin Dead, LLC is a musical enterprise fusing the music of the Grateful Dead with Latin Jazz. We aim to convey the dynamic, unpredictable nature of Grateful Dead arrangements and performances while initiating the emotional response from our listeners.

Wiser Home Remodeling
Project Manager, Estimator & Journeyman Carpenter
January 2005 - December 2017 (13 years)
New Canaan, Connecticut, United States

Education

Purchase College, SUNY
· (2009 - 2010)